Replacement of Representative Juristic-Person Director Date of events: 2014/09/10 Contents:

1.	Date of occurrence of the change: 2014/10/09

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and

Communications

3. Name and resume of the replaced person: Hui-Ling Wu, the director of the General Affairs department at the Ministry of Transportation and Communications.

4. Name and resume of the replacement: Jian-Yu Chen, the political deputy minister of the Ministry of Transportation and Communications.

5. Reason for the change: In accordance with the provisions set forth in Paragraph 3, Article 27 of the Company Act.

6.	Original term (from __________ to __________ ): 2013/06/25 ~ 2016/06/24

7.	Effective date of the new appointment: 2014/10/09

8.	Any other matters that need to be specified: None.